

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 8, 2008

Mr. R. Scott Murray
Chief Executive Officer
Global BPO Services Corporation
125 High Street, 30th Floor
Boston, MA 02110

Re: Global BPO Services Corporation
Preliminary Proxy Materials on Form PreM14A
Amended on May 1, 2008
File No. 1-33739

Dear Mr. Murray:

　　　　We have reviewed your filing and have the following comments. Please amend the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 33
A substantial portion of Stream's revenues is generated from a limited number of clients,
and the loss of any or more of these clients would materially reduce Stream's revenues
and cash flow and adversely affect Stream's business., page 41

1. We note your response to prior comment 2. As your risk factor illustrates,
    Stream's business is materially dependent on the revenues generated from its top
    three clients, insofar as these revenues in aggregate account for over 40% of
    Stream's revenues annually. In the company's future annual reports, Item 101 of
    Regulation S-K will require the identification of such customers, and investors are
    entitled to know the identities of these clients based upon the material amount of
    revenues attributed to each, regardless of whether the company is contractually
    bound not to disclose. Please revise to disclose the identity of each of the three
    clients.

Compensation Discussion and Analysis, page 123
Elements of Compensation, page 124

2. You have not provided specific enough information for investors to understand
    how Stream determined the amounts paid as non-equity incentive plan
    compensation for 2007. We note your disclosure on page 125 that Stream's
    annual bonus "has been measured principally on Stream's EBITDA," and that
    "the use of such target fits with Stream's shorter and longer term business plans
    and allows it to measure the executive group's performance that it believes can be
    set in a reasonable manner." Please revise to identify the EBIDTA targets for
    2007 and discuss why the amounts awarded varied among Stream's named
    executive officers.

Compensation Information, page 127

3. We note disclosure on pages 126 and 127 that Stream has "conducted extensive
    formal market analysis" and "reviewed subscription based compensation data and
    publicly available compensation information" about other comparable companies
    in the CRM industry. We also note that the company does not benchmark any of
    its elements of compensation. Please revise to briefly discuss the results of
    Stream's market analysis and review, and clarify how Stream uses this data to
    ensure that its compensation is competitive.

* * * * *

As appropriate, please revise your preliminary proxy materials in response to
these comments. You may wish to provide us with marked copies of the revised proxy
statement to expedite our review. Please furnish a cover letter with your amendment that

keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Paul Monsour, Accountant, at (202) 551-3360 or Terry French, Accounting Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: via facsimile

        Mark Borden, Esq.
        617-526-5000